Exhibit (a)(10)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.

SARAH E. TOMSKY, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

v.

HEALTH GRADES, INC., KERRY R. HICKS, MATS WAHLSTROM, MARY BOLAND, LESLIE S. MATTHEWS, JOHN QUATTRONE, DAVID G. HICKS, WES CREWS, ALLEN DODGE, MOUNTAIN ACQUISITION CORP., MOUNTAIN MERGER SUB CORP.,

MOUNTAIN ACQUISITION HOLDINGS, LLC, and VESTAR CAPITAL PARTNERS V, L.P.,

Defendants.

SHAREHOLDER CLASS ACTION COMPLAINT AND JURY DEMAND

Plaintiff, by his undersigned attorneys, for his class action complaint against defendants, alleges upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, the review of United States Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and other materials, as follows:

NATURE OF THE ACTION

1.             This is a class action on behalf of the public shareholders of Health Grades, Inc. (“Health Grades” or the “Company”) against Health Grades and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin a proposed transaction announced on July 28,

2010 (the “Proposed Transaction”), pursuant to which Health Grades will be acquired and taken private by Vestar Capital Partners V, L.P. and its wholly owned-subsidiaries, Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC (collectively, “Vestar”).

2.             The Proposed Transaction is structured in three steps: (a) a first-step tender offer (the “Tender Offer”), (b) a top-up option through which Vestar can acquire a huge number of additional Health Grades shares (the “Top-Up Option”), and (c) a short-form merger to cash out any Health Grades stockholders who do not tender (the “Merger”). As set forth herein, the Top- Up Option is invalid under the Delaware General Corporation Law (“DGCL”) and is a sham transaction in violation of Delaware law. The transaction is also wrongfully coercive and defendants’ disclosures contained in the Schedule SC TO-T (“Schedule TO”) Vestar filed with United States Securities and Exchange Commission (“SEC”) on August 10, 2010 and the Form SC 14D-9 (the “14D-9”) the Company filed with the SEC on August 10, 2010 are materially misleading and incomplete.

3.             On or around July 27, 2010, the Board caused Health Grades to enter into an agreement and plan of merger (the “Merger Agreement”) with a transaction value of approximately $294 million. The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition. The Tender Offer commenced on August 10, 2010, and is set to expire at 9:00 a.m. New York Time on September 10, 2010 unless otherwise extended.

4.             This Tender Offer and Proposed Transaction are particularly troubling in light of the fact that certain of the Individual Defendants and certain of the Company’s executives have agreed to enter into tender and support agreements (the “Support Agreements”) representing, in the aggregate, approximately 21% of the Company’s outstanding shares. The parties negotiated these agreements at the same time they led the negotiations on the substantive terms of the Proposed Transaction. All of these top Company executives will keep their jobs when the Proposed Transaction is completed.

5.             The Proposed Transaction will go forward if Vestar receives the tender of at least a majority of the Company’s shares outstanding (the “Minimum Condition”). The shares subject to the Support Agreements are included in the calculation of the Minimum Condition. After satisfying the Minimum Condition, the Merger Agreement permits Vestar to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors. Thus, mere satisfaction of the Minimum Condition and closure of the Tender Offer will result in Vestar not only becoming the majority controlling stockholder of Health Grades but also gaining control of the Board.

6.             In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Furthermore, Vestar and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

7.             Moreover, Section 2.2 of the Merger Agreement grants Vestar the irrevocable Top-Up Option to purchase a sufficient number of common shares that, when added to the shares purchased in the Tender Offer, will give Vestar more than 90% of outstanding shares of the Company’s common stock that would be entitled to vote on the Merger. The Top-Up Option could result in the issuance of as many as approximately 43.8 million additional shares of Health Grades shares (the “Top-Up Shares”) in exchange for either cash and/or a promissory note from

Vestar with no definite terms except a principal amount equal to the aggregate exercise price and a simple interest rate of 8% (the “Promissory Note”).

8.             The Merger Agreement does not contain repayment terms for the Promissory Note, nor does it indicate whether the note will be secured, negotiable or transferable. Because the Health Grades Board did not determine and value the consideration for the Top-Up Shares, and the Board resolution creating the Top-Up Option and the Merger Agreement do not set forth the terms of the consideration for the Top-Up Shares, the Top-Up Option and the issuance of the Top-Up Shares pursuant to that option are invalid under 8 Del. C. §§ 152, 153 and 157. Indeed, the Top-Up Option (Merger Agreement § 2.2(c)) provides that Vestar will simply deliver the consideration (i.e., the Promissory Note) at the closing of the purchase of the Top-Up Shares. Thus, the Health Grades Board has impermissibly delegated determination of material terms of the consideration for the Top-Up Shares to the purchaser of those shares in violation of Delaware law. The Top-Up Option contemplates a massive issuance of Health Grades shares that will be immediately canceled in the Merger for a note that will never be repaid. Indeed, under the broad terms of Section 3.4 of the Merger Agreement, Vestar’s debt to Health Grades under the Promissory Note will become a debt of Health Grades as the surviving corporation of the Merger. Thus, the Top-Up Option and Promissory Note are a sham designed only to facilitate the short-form cash-out merger through a fleeting issuance of shares for illusory consideration.

9.             Exercise of the Top-Up Option is left to the discretion of Vestar. As of July 27, 2010, there were (a) 28,242,223 shares of Company common stock (other than treasury shares) issued and outstanding, excluding shares of Company restricted stock, (b) 24,049,429 shares of Company common stock held in the treasury of the Company, (c) 3,688,167 shares of Company Common Stock issuable upon exercise of outstanding Company options, and (d) 125,000 shares of Company common stock issuable upon exercise of the Company warrant. Accordingly, there are 43,895,181 shares of common stock authorized and available for issuance under the Top-Up Option. Section 2.2 of the Merger Agreement provides that the Top-Up Option can be exercised “at any time” after the initial acceptance for payment by Vestar of shares of the Company’s common stock pursuant to the Tender Offer. Thus, the Merger Agreement permits Vestar to exercise the Top-Up Option partially and at its discretion, thereby creating uncertainty among and coercion of the Company’s common stockholders.

10.           The Tender Offer and Top-Up Option are coercive because they force stockholders to tender their shares into the Tender Offer for reasons other than the financial merits of that offer. Because of the threat of the issuance of a massive number of Top-Up Shares for a largely undefined Promissory Note, appraisal is not a viable option for Health Grades’ common stockholders. The issuance of the Top-Up shares for the undefined Promissory Note impairs the shareholders’ statutory appraisal rights under 8 Del. C. § 262. Shareholders of Health Grades cannot pursue an appraisal remedy in light of the potential impact of the Top-Up Shares and Promissory Note on the fair value of their shares.

JURISDICTION AND VENUE

11.           This Court has diversity jurisdiction because there is complete diversity between the parties and the amount in controversy exceeds $75,000. For this reason, this Court has jurisdiction over this action pursuant to 28 U.S.C. § 1332.

12.           Health Grades has a substantial presence in Colorado, including maintaining its principal executive offices in Golden, Colorado. Each defendant has had substantial and continuous contacts with the State of Colorado that make the exercise of personal jurisdiction over them proper. Certain defendants live in and are citizens of the State of Colorado.

13.           Each defendant has minimum contacts with the United States, as they either reside here or have frequently traveled here on Health Grades business and otherwise or have authorized acts and actions which have had a sufficient impact in the United States or on Health Grades shareholders and investors residing here to justify the exercise of jurisdiction over them.

THE PARTIES

14.           Plaintiff, Sarah E. Tomsky, is, and has been continuously throughout all times relevant hereto, the owner of Health Grades common stock. Ms. Tomsky is a citizen of Michigan.

15.           Defendant Health Grades is a Delaware corporation and maintains its principal executive offices at 500 Golden Ridge Avenue, Suite 100, Golden, Colorado, 80401. Health Grades provides proprietary, objective ratings of hospitals, nursing homes, and home health agencies; and advisory services in the United States. The Company also provides information on physicians, including name, address, phone number, years in practice, and information on whether they are board certified and whether they are free of state/federal sanctions. Health Grades common stock is traded on the NASDAQ stock exchange under the ticker “HGRD.”

16.           Defendant Kerry R. Hicks (“K. Hicks”) is a citizen of Colorado and a co-founder of the Company and has served as Health Grades’ Chief Executive Officer (“CEO”) and as a director of the Company since its founding in 1995. K. Hicks also served as the Company’s President from the Company’s founding in 1995 until November 1999 and is currently serving as President again, since June 2001. Furthermore, according to K. Hicks’ Form 13D/A filed with the SEC on July 28, 2010, K. Hicks entered into a Tender and Support Agreement to tender the 4,417,183 shares of Company common stock he beneficially owns, approximately 13.7% of the Company’s outstanding shares, into the Tender Offer. In addition, K. Hicks is D. Hicks’ brother.

17.           Defendant Mats Wahlstrom (“Wahlstrom”) is a citizen of Massachusetts and has been a Health Grades director since March 2009. According to the Company’s Annual Proxy Statement filed with the SEC on April 21, 2010 on Form DBF 14A (the “2010 Proxy”), Wahlstrom is a member of the Company’s Audit Committee and the Nominating and Corporate Governance Committee.

18.           Defendant Mary Boland (“Boland”) is a citizen of California and has been a Health Grades director since June 2006. Additionally, Boland served as Vice President and Chief Financial Officer of General Motors North America from December 2003 through February 2006. According to the 2010 Proxy, Boland is chair of the Company’s Audit Committee and is a member of the Compensation Committee.

19.           Defendant Leslie S. Matthews (“Matthews”) is a citizen of Maryland and has been a Health Grades director since December 1996.  According to the 2010 Proxy, Matthews is chair of the Company’s Nominating and Corporate Governance Committee and is a member of the Compensation Committee.

20.           Defendant John Quattrone (“Quattrone”) is a citizen of Michigan and has been a Health Grades director since November 2000. According to the 2010 Proxy, Quattrone is chair of the Company’s Compensation Committee and is a member of the Audit Committee and the Nominating and Corporate Governance Committee.

21.           Defendant David G. Hicks (“D. Hicks”) is a citizen of Colorado and is a co-founder of the Company and has served as a Health Grades’ Executive Vice President Chief Information Officer since the Company’s inception. D. Hicks is K. Hicks’ brother.

22.           Defendant Wes Crews (“Crews”) is a citizen of Colorado and has served as an Executive Vice President and as Chief Operating Officer of Health Grades since April 2009.

23.           Defendant Allen Dodge (“Dodge”) is a citizen of Colorado and has served as an Executive Vice President and Chief Financial Officer of Health Grades since July 2006. According to the Company’s website, Dodge has served as Senior Vice President of Finance since May 2001, Vice President of Finance and Controller from March 2000 through May 2001, and Corporate Controller from September 1997 through May 2000.

24.           Defendant Vestar Capital Partners V, L.P. is a citizen of the Cayman Islands and maintains its principal executive offices at 245 Park Avenue, New York, New York, 10167. Vestar Capital Partners V, L.P. specializes in management buyouts, growth capital investments, and mid-sized deals. The fund seeks to invest in industrials, consumer products, healthcare, telecommunication, and media sectors.

25.           Defendant Mountain Acquisition Corp. is a Delaware corporation and is controlled by Vestar Capital Partners V, L.P.

26.           Defendant Mountain Merger Sub Corp. is a Delaware corporation and is a wholly-owned subsidiary of Mountain Acquisition Corp. created to effect the Proposed Transaction.

27.           Defendant Mountain Acquisition Holdings, LLC is a Delaware limited liability company created to facilitate the Proposed Transaction.

28.           The defendants identified in paragraphs 13 through 20 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Health Grades, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Health Grades, and owe plaintiff and Health Grades’ public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fan-disclosure.

29.           Each of the Individual Defendants at all times had the power to control and direct Health Grades to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Health Grades shareholders.

30.           Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

31.           Plaintiff brings this action on her own behalf and as a class action, pursuant to Federal Rule of Civil Procedure (F.R.C.P.) Rule 23, on behalf of herself and the public shareholders of Health Grades (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

32.           This action is properly maintainable as a class action.

33.           The Class is so numerous that joinder of all members is impracticable. As of July 27, 2010, there were 30,534,195 shares of Health Grades common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

34.           Questions of law and fact are common to the Class, including, among others:

a.             Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.             Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

35.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

36.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

37.           Defendants have acted, or refused to act, on grounds generally applicable to the Class, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

38.           Health Grades has achieved significant growth and earnings despite the general downturn in the economy. On July 28, 2010, the Company issued a press release reporting financial results for its fiscal second quarter ended June 30, 2010. In that press release, the Company disclosed, among other things, that its “ratings and advisory revenue for the three months ended June 30, 2010 increased $3.2 million, or 25%, to $15,6 million from $12.5 million for the three months ended June 30, 2009. The revenue growth was principally driven by an increase of $2.4 million, or 50%, from the Company’s Internet Business Group compared to the three months ended June 30, 2009, and $0.8 million, or 10%, from the Company’s Professional Services business compared to the three months ended June 30, 2009.” The Company also disclosed in its press release that “gross margins for the three months ended June 30, 2010 and 2009 were approximately 82% and 83%, respectively. Operating margins for the three months ended June 30, 2010 and 2009 were approximately 23% and 21%, respectively. Operating income for the three months ended June 30, 2010 was $3.6 million, a $0.9 million increase, or 34%, over the three months ended June 30, 2009.” The press release also reported that “net income attributable to Health Grades for the three months and six months ended June 30, 2010 was $3.2 million and $5.1 million, respectively. For the three and six months ended June 30, 2010, adjusted, non-GAAP net income attributable to Health Grades, excluding the recovery of legal fees, was $2.2 million and $4.1 million, respectively.”

39.           Despite the Company’s recent strong performance, the Individual Defendants entered into the Proposed Transaction to the detriment of the Company’s shareholders. On July 28, 2010, Health Grades issued a press release wherein it announced the Proposed Transaction. Specifically, Health Grades announced its Board unanimously approved the Merger Agreement.

40.           Under the terms of the Merger Agreement, Vestar will acquire all of the outstanding shares of Health Grades for $8.20 per share. The aggregate purchase price for the equity of Health Grades is approximately $294 million.

41.           Under the terms of the Merger Agreement, Vestar commenced the Tender Offer on August 10, 2010. The offer is conditioned upon satisfaction of the Minimum Condition. According to the Schedule TO, Health Grades currently has 34,356,148 shares outstanding on a fully diluted basis. The Minimum Condition would be satisfied if at least 12,821,364 shares are validly tendered and not withdrawn prior to the close of the Tender Offer. According to the 14D-9, approximately 7,153,802 of the Company’s shares are subject to the Support Agreements which includes shares underlying options and restricted stock awards. Accordingly, Vestar only has to acquire approximately 5,667,562 shares or 14% of the unaffiliated shares to be in a position to exercise the Top-Up Option and acquire control of the Company without shareholder approval.

42.           Vestar has insured its success by entering into the Support Agreements with Health Grades’ senior management, which according to the 14D-9, were drafted and negotiated by counsel for the Company before the Board approved the Proposed Transaction. Specifically, defendants K. Hicks, Dodge, Crews and D. Hicks, the Company’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer, and Executive Vice President and Chief Information Officer, respectively (the “Support Agreement Defendants”) agreed, among other things, (a) to tender pursuant to the Tender Offer (and not withdraw, except under certain circumstances) a portion of the shares of Company common stock beneficially owned by such them at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, (b) to irrevocably exercise all stock options held by them, (c) to irrevocably direct the Company to transfer to Vestar, on their own behalves, all shares of Company common stock received by them in settlement of their restricted stock, upon the net exercise of their stock options, (d) not to transfer any of their equity interests in the Company, including any shares of Company common stock, (e) not to take any action that would interfere with the performance of their obligations under, or the transactions contemplated by, the Merger Agreement, (f) to vote their shares of Company common stock in support of the Merger in the event stockholder approval is required to consummate the Merger, (g) to vote against any action or agreement that would materially interfere with or prevent the Tender Offer or the Merger, and (h) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. The Support

Agreements terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger or upon the mutual written consent of Vestar and the signing shareholders.

43.           The Support Agreement Defendants have substantial financial incentives to have entered into the Support Agreements regardless of the financial fairness of the price Vestar is offering in the Proposed Transaction. For example, the Company announced that on July 27, 2010, prior to the execution of the Merger Agreement, the Company entered into an amendment and restatement of the Employment Agreement by and between the Company and K. Hicks and D. Hicks. The amendments to the K. Hicks Employment Agreement and the D. Hicks Employment Agreement (a) delete the provision that would require the reduction of amounts payable to K. Hicks or D. Hicks, as applicable, upon a change in control to the extent such amounts constitute “Excess Parachute Payments” under Section 280G and (b) delete the requirement that K. Hicks or D. Hicks, as applicable, reimburse the Company for any amount payable to K. Hicks or D. Hicks, as applicable, upon a change in control that is disallowed by the Internal Revenue Service as a deductible expense of the Company. In addition, the Company also announced that it had entered into an amendment and restatement of the Confidentiality and Noncompetition Agreement by and between the Company and K. Hicks to extend the protection granted to K. Hicks under the Noncompetition Agreement during a pending change in control of the Company and to eliminate the potential for more than one payment to be made to K. Hicks under the Noncompetition Agreement. The other Support Agreement Defendants will keep their jobs if the parties complete the Proposed Transaction.

44.           The Support Agreement Defendants own approximately 21% of Health Grades’ shares on a fully diluted basis. Since the Proposed Transaction is conditioned upon the tender of only a majority of the Company’s outstanding shares, with the shares held by the defendants who executed the Support Agreements, Vestar can achieve success in the Proposed Transaction (with the Top-Up Option discussed herein) with the support of merely 14% of the outstanding shares and thus unfairly coerce plaintiff and the other non-affiliated shareholders into tendering their shares. Thus, Vestar, with the assistance of the Support Agreement Defendants, unfairly capped the price of the Company’s shares in the face of the excellent financial news the Company reported on the same day it announced the Proposed Transaction.

45.           Vestar’s pledge to employ the Support Agreement Defendants is particularly problematic. Both the Schedule TO and the 14D-9 disclose numerous facts showing that these same executives - particularly K. Hicks (but also D. Hicks, Dodge and Crews) — also were intimately involved in the discussions and negotiations with Vestar regarding the Proposed Transaction, and at the same time, understood Vestar’s “assumption” that the Support Agreement Defendants would retain their jobs. For instance, the Schedule 14D-9 discloses that Roger Holstein (“Holstein”), the Managing Director of Vestar, has had several contacts with K. Hicks since 2007 and appears to have close professional ties with him. In fact, the 14D-9 states that:

Kerry Hicks, Health Grades’ Chairman and Chief Executive Officer, has known Roger Holstein, a Managing Director of Vestar, for several years. In late 2007, the Board considered, and Mr. K. Hicks initiated discussions with Mr. Holstein regarding, whether Mr. Holstein would be interested in a role with Health Grades as an advisor or a member of the Board. These discussions continued at various times during 2007-2008. Mr. Holstein did not assume any such role with Health Grades because he had other commitments and responsibilities at Vestar.

(Emphasis added).

46.           The 14D-9 further discloses that the Proposed Transaction originated in discussions between K. Hicks and Holstein on November 12, 2009, when Holstein contacted K. Hicks “to inquire whether Health Grades would be willing to engage in preliminary discussions regarding a possible acquisition transaction between Vestar and Health Grades.” Shortly thereafter, according to the 14D-9, on November 18, 2009, K. Hicks met with Holstein and “provided preliminary financial and other information regarding Health Grades.”

47.           The 14D-9 also details several subsequent meetings apparently only attended by K. Hicks and Holstein (or other senior members of Vestar including Norman Alpert (“Alpert”)) that occurred between December 2009 and July 2010. During these meetings, K. Hicks and other Senior Management of Health Grades discussed both the details of Health Grades’ business, the terms of the Proposed Transaction and eventually the Support Agreements. For example, the 14D-9 details a meeting held on December 14, 2009, in Health Grades’ Colorado offices “where Messrs. K. Hicks and [Individual Defendant] Allen Dodge, Health Grades’ Chief Financial Officer, led a review of the current business and financial results of Health Grades.”

48.           After several such meetings, the 14D-9 details that Vestar presented a proposal to acquire Health Grades not at a meeting among advisors, but during a private dinner gathering among “friends.” During the meeting, Holstein purportedly expressed its “assumption” to K. Hicks that Vestar would retain the Company’s senior management but also would “require” the execution of the Support Agreements. The 14D-9 states:

On April 13, 2010, Mr. Holstein contacted Mr. K. Hicks and requested a dinner meeting among Messrs. Holstein, Alpert and K. Hicks. At that meeting, which occurred on April 14, 2010, the Vestar representatives presented a revised proposal for Vestar to acquire Health Grades for $7.80 per Share. The Vestar representatives provided Mr. K. Hicks with a summary of the proposed transaction, noting that it would be structured as an all-cash tender offer so as to provide Health Grades stockholders with the ability to accept Vestar’s offer and expeditiously close the transaction, that there would be no financing contingency and that the buyer would be an entity capitalized by Vestar, and that it was Vestar’s assumption that existing management contracts and arrangements would remain in place. Vestar also communicated that it was not willing to participate in an auction or to have its agreement “shopped” post-signing but it would be willing to provide Health Grades with a “fiduciary out” subject to the payment of a corresponding termination fee. The summary also noted that Vestar would require support agreements by Health Grades’ significant stockholders to tender their Shares into the offer. Mr. Alpert told Mr. K. Hicks that he believed that Vestar’s proposal represented a full valuation and terms that were favorable to Health Grades and provided the effective benefit of an auction process.

(Emphasis added).

49.           The 14D-9 further outlines the increasing involvement of the Support Agreement Defendants with Vestar as the negotiations continued. For example, the 14D-9 states that: “[o]n May 24 and 25, 2010, Messrs. K. Hicks, D. Hicks, Dodge and Crews and Mrs. Pearson, along with representatives of Vestar attended formal meetings at Health Grades’ offices in Golden, Colorado to introduce additional members of the Health Grades executive management to Vestar and discussed the details of the business, including operational and financial information, 2010, among other similar meetings discussed in the 14D-9, Holstein and K. Hicks met to discuss price:

On May 12, 2010, Mr. K. Hicks met with Messrs. Holstein and Alpert in New York City to discuss Vestar’s revised indication of interest. Mr. K. Hicks advised Messrs. Holstein and Alpert that the Board’s target price per Share was $8.50 and, in order for the Board to support an offer, the price per Share would have to approach that figure and, accordingly, would have to be raised from $8.10. Following these discussions, Vestar revised its indication of interest to $8.20 per Share, with all other terms remaining the same. Mr. K. Hicks told Vestar that he would recommend to the Board at its meeting the following day that the Board authorize management to continue pursuing this transaction.

(Emphasis added). According to the 14D-9, Holstein also met with K. Hicks at Holstein’s request, on July 2, 2010, “to discuss further Health Grades’ business.”

The Top-Up Option

50.           To the detriment of Health Grades’ shareholders, the Merger Agreement’s terms substantially favor Vestar and are calculated to unreasonably dissuade potential suitors from making competing offers.

51.           Section 2.2 of the Merger Agreement grants Vestar the irrevocable top-up option to purchase a sufficient number of common shares that, when added to the shares purchased in the Tender Offer, will give Vestar more than 90% of outstanding shares of the Company’s common stock that would be entitled to vote on the Merger. The Top-Up Option could result in the issuance of as many as approximately 43.8 million Top-Up Shares in exchange for either cash and/or a promissory note from Vestar with no definite terms except a principal amount equal to the aggregate exercise price and a simple interest rate of 8% on the “Promissory Note.” Thus, Health Grades granted an irrevocable option on all its remaining authorized but unissued shares, for the Promissory Note whose repayment terms and other features will be dictated by the purchaser at closing.

52.           The Top-Up Option is invalid under the Delaware General Corporation Law and Delaware Law because the Company’s Board did not determine and value the consideration Health Grades was to receive in exchange for the issuance of shares upon the exercise of the Top-Up Option. The Merger Agreement allows for Vestar to pay for the Top-Up Shares in cash and/or by delivering a promissory note. As explained above, the Top-Up Option could result in the issuance of as many as 43.8 million additional shares of common stock. There is no mention in the Merger Agreement or any public document available at this time indicating that Vestar will have the financial resources necessary to fund the Top-Up Option through cash or borrowing. Given this, it is likely that Vestar will use the Promissory Note to pay for the Top-up Shares, not cash.

53.           The Merger Agreement, the Schedule TO, and the 14D-9, however, provide almost no information on the Promissory Note. They merely report the simple interest rate will be 8% and the note will be full recourse against Vestar. These documents do not state: (a) the terms of repayment; (b) whether the note will be secured; or (c) whether the note will be negotiable or transferable.

54.           The Top-Up Shares and Promissory Note also threaten the shareholders’ appraisal rights in the Merger. The issuance of a large number of Top-Up Shares will have a material effect on the fair value of the shares of Company common stock cashed out in the Merger. The massive issuance of Top-Up Shares and the uncertain and unknowable value of the Promissory Note threaten a substantial reduction in the fair value determination of shares of Health Grades common stock for which appraisal could be sought pursuant to 8 Del. C. § 262.

55.           Section 4.3 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer and who own shares as of the Effective Time may seek appraisal of their shares in accordance with Section 262. Yet as of the Effective Time there could be tens of millions of additional shares of the Company’s common stock issued and outstanding on a fully diluted basis, many more times number of shares currently issued and outstanding. The Company’s common stockholders must decide whether to tender their shares in exchange for $8.20 per share or consider appraisal of their stock.

56.           The issuance of a large number of Top-Up Shares in exchange for the Promissory Note with a value less than $8.20 per share would have a material negative effect on the fair value of the shares of Health Grades stock in an appraisal action. The only terms of the Promissory Note in this case are an interest rate of 8% per annum and that the note will be full recourse against Vestar. There is no explanation of how the parties agreed upon 8%.

57.           Since the Promissory Note will likely be worth less than $8.20 per share, exercise of the Top-Up Option will impair the statutory appraisal rights of Health Grades’ common stockholders. The exercise of the Top-Up Option will occur prior to the Merger and is not a speculative action that may occur post-merger.  Accordingly, the Top-Up Shares and the Promissory Note will be part of the operative reality of Health Grades on the date of the Merger which would be considered in determining fair value under Section 262 in an appraisal proceeding. The issuance of millions of Top-Up Shares for a Promissory Note of uncertain value could substantially reduce the fair value of the stockholders’ shares.

The Proposed Transaction is Coercive

58.           Similar to the incomplete language used to define the Promissory Note, the provisions of the Merger Agreement explaining the Top-Up Option itself (as well as the Schedule TO and the 14D-9) are ambiguous and force stockholders to tender their shares for reasons unrelated to the financial merits of the Tender Offer. Section 2.2 of the Merger Agreement states that: “The Top-Up Option may be exercised by Parent or Merger Sub at any time at or after the Acceptance Time.” Thus, the Merger Agreement grants to Vestar an open- ended irrevocable stock option for all remaining authorized shares that Vestar may exercise numerous times whenever it chooses for $8.20 per share. Plaintiff and members of the putative class are therefore forced to decide whether to tender their shares now or submit to an uncertain future where the Company’s controlling stockholder can increase its ownership in any amount and at any time before ultimately cashing out the minority at its leisure while avoiding the Delaware law protections of a long-form merger.

59.           The Schedule TO states that if the Merger does not take place, “the number of stockholders and the number of [shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the [shares. Also, as described above, Health Grades may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. The Schedule TO informs Health Grades’ shareholders that they will receive the same amount in the Merger as if they tendered their shares in the Tender Offer:

Mt’ the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available.

60.           Therefore, if the Merger takes place, the only difference between tendering and not tendering shares in the Tender Offer is that tendering stockholders will be paid earlier and will not have appraisal rights under Delaware law.

61.           Section 7.02(d) of the Merger Agreement allows Vestar to unilaterally approve a statutory long-form Merger by simply voting its own, newly acquired majority stake in the Merger’s favor. The 14D-9 states that:

Following the Offer, if Purchaser has not acquired over 90% of the outstanding shares of the Company’s common stock and Purchaser cannot exercise the Top- Up Option because doing so will not result in Purchaser acquiring over 90% of the outstanding shares of the Company’s common stock, a Company stockholder vote will be required to consummate the Merger. In such case, the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Purchaser’s ownership of at least a majority of the shares of the Company’s common stock (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer. (Emphasis added).

62.           The Tender Offer is coercive because Section 7.02, which governs the meeting of Health Grades’ stockholders to vote on the Merger, does not contain a “majority of the minority” requirement for approval of the Merger. Rather, Section 7.02 of the Merger Agreement permits Vestar to unilaterally approve a statutory long-form Merger by voting its own majority stake in the Merger’s favor. Even if a long-form Merger was subject to a majority of the minority condition, Section 2.2 of the Merger Agreement eliminates the “cleansing” value of such a vote. Because Vestar can exercise the Top-Up Option at will, it can exercise the Top-Up Option in the event that the non-tendering stockholders vote against the Merger. Rather than base their decision whether to tender on the financial merits of the transaction, Vestar’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.

63.           The Individual Defendants have also agreed to a “No Solicitation” provision in Section 7.6 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of Health Grades’ shareholders. Section 7.6(a) of the Merger Agreement states, in relevant part:

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 or Section 9.2 hereof and the Acceptance Time, the Company shall not, and shall cause the Company Representatives and the Company Subsidiaries not to:

(i)      initiate, solicit, propose, encourage or take any other action to facilitate (including by providing information) any proposals or offers that constitute, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)     engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or any Company Subsidiary to any Person relating to any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii)    grant any waiver or release under any Takeover Provisions, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal;

(iv)    except for an Acceptable Confidentiality Agreement pursuant to Section 7.6(b), approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an

Acquisition Proposal, or that requires the Company to abandon this Agreement; or

(v) resolve, propose or agree to do any of the foregoing.

The Company shall, and shall cause the Company Representatives and the Company Subsidiaries to, immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries.

64.           Section 7.6 of the Merger Agreement goes on to state that Health Grades must notify Vestar of any proposals, offers, or any overtures of interest from other potential suitors. Furthermore, Section 7.6 of the Merger Agreement also gives Vestar a “match right” with respect to any potential “Superior Proposal” that is made to the Company. Section 7.6(d) of the Merger Agreement states, in relevant part:

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board concludes in good faith constitutes a Superior Proposal, (x) the Company Board may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, and/or (y) the Company Board may authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(i)      the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would violate its fiduciary obligations under applicable Laws;

(ii)     the Company shall have complied with its obligations under this Section 7.6;

(iii) (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received an unsolicited bona fide written Acquisition Proposal that is not withdrawn and that the Company Board has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 7.6(d). which notice shall specify the basis for such Company Adverse Recommendation Change or termination, including the identity of the Person or group of Persons making the Superior Proposal and the material terms thereof (including copies of any written requests, proposals or offers, including proposed agreements, and any other material documents relating to such Superior Proposal received from such Person or group of Persons);

(B) prior to effecting such Company Adverse Recommendation Change . or termination, (l)the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent requested by Parent) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (2) at the end of such Notice Period, the Company Board still determines in good faith, after consultation with outside legal counsel, that failure to make a Company Adverse Recommendation Change would violate its fiduciary obligations under applicable Laws; provided that, in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 7.6 (including Section 7.6(d)) with respect to such new written notice; and

(iv) in the case of any action as contemplated by clause (y) of this Section 7.6(d) above, the Company shall have validly terminated this Agreement in accordance with Section 9.lfc)(iiX including the payment of the Company Termination Fee in accordance with Section 9.4(b)(i).

65.           Further locking control of the Company up in favor of Vestar is Section 9.4 of the Merger Agreement which contains a “Termination Fee” of $9.55 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

66.           These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Vestar for the Company from taking their bids directly to the Company’s owners - its shareholders — and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

67.           The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Vestar is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

68.           The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

69.           As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Health Grades common stock in the Proposed Transaction.

Defendants’ Disclosures are Materially Misleading and Incomplete

70.           Defendants filed the Schedule TO and the 14D-9 on August 10, 2010, to solicit tenders for the Proposed Transaction.  As alleged below, these documents are materially misleading and omit material information about the Proposed Transaction that must be disclosed to Health Grades’ shareholders to enable them to render an informed decision as to whether to tender their shares in the Tender Offer. This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of Health Grades’ shares.

71.           The Schedule TO informs Health Grades’ shareholders that appraisal rights will be available to them if they do not sell their shares in the Tender Offer. The Schedule TO states that stockholders who perfect appraisal rights “will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash.”

The Schedule TO further states that:

In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

(Emphasis added). The 14D-9 contains similar disclosures.

72.           The Schedule TO and the 14D-9 are materially misleading, or omit material information necessary to render them not misleading with respect to their disclosures concerning appraisal rights. As discussed above, their discussion of the factors relevant to fair value in an appraisal is materially incomplete. Having made partial disclosure concerning appraisal, a fair and full summary was required. The disclosure documents are silent as to how the Top-Up Option, Top-Up Shares and Promissory Note may affect that determination. The Schedule TO and 14D-9 also warn that fair value could be determined to be less than $8.20 but do not disclose that the issuance of the Top-Up Shares for the Promissory Note may be the reason for such a lower valuation.

73.           The 14D-9 cites the availability of the right for stockholders to seek appraisal of the fair value of their shares as a factor the Board considered in determining the Tender Offer and Proposed Transaction are fair to the Health Grades’ shareholders and recommending they accept the $8.20 per-share consideration. Accordingly, full and accurate disclosure as to appraisal rights and the determination of fair value in an appraisal is material to the stockholders’ decision to tender, accept the merger consideration or seek appraisal.

74.           The 14D-9 states that the Company’s Board considered and evaluated a number of factors in, among other things, authorizing and approving the Merger Agreement under the circumstances set forth in the 14D-9. Among these factors apparently was the Board’s consideration of strategic alternatives to the Proposed Transaction and the fact that no party had “expressed any interest in acquiring Health Grades at valuation levels close to $8.20 per share.” The 14D-9 further states that in approving the Proposed Transaction, the Board discussed, but ultimately decided against, conducting any kind of market check to determine the universe of potential acquirers for the Company and what sort of price the market might bear, especially given the Company’s current performance and future prospects. As a result, the 14D-9 is materially misleading in that it fails to provide any information about the nature, extent, or details about any of the indications or other expressions of interest that the Company or its financial advisors received prior to the process leading to the Proposed Transaction. A reasonable shareholder undoubtedly would find this information material in considering whether the Board, in fact, considered all possible strategic alternatives, and made the decisions to forego not only a market check, but even attempting to negotiate a merger agreement that contained a go-shop provision or provided for a meaningful amount of time to consider and negotiate a third- party proposal.

75.           The 14D-9 is materially misleading in that it touts the Board’s “achievement” in negotiating a merger agreement that included a “fiduciary out” as an apparent alterative to a market check or go-shop, but fails to disclose that there is almost no way possible that the Merger Agreement would not have contained a fiduciary out provision. As a result, the 14D-9 misleadingly implies that the Board has taken all reasonable steps to inform themselves and maximize shareholder value, when in fact, there is far more that they could have done.

76.           The 14D-9 is materially misleading in that it fails to disclose the nature and details of any conversations between Vestar, on one hand, and any of the members of the Company’s senior management, on the other, concerning employment by Health Grades following the consummation of the Proposed Transaction. The 14D-9 does state that, early in the process leading to the Proposed Transaction, Vestar conveyed to K. Hicks that “it was Vestar’s assumption that existing management contracts and arrangements would remain in place.” These assurances came as part of many in-person meetings between K. Hicks and Vestar’s representatives. The 14D-9 further reflects that, during the Merger negotiation process leading representatives of Vestar and numerous, undisclosed members of the Company’s senior management besides K. Hicks met to discuss numerous issues. The 14D-9 is materially misleading in that it fails to disclose what other discussions Vestar and these individuals had concerning ongoing employment with the Company following consummation of the Proposed Transaction. That information is particularly material to shareholders of the Company under the circumstances as described in the 14D-9, including the fact that neither Company management nor the Board ever seriously considered attempting to obtain a market check. The 14D-9 also fails to disclose whether Vestar had any involvement in the amendments to the certain employment agreements that occurred on July 27, 2010, further leading reasonable shareholders to wonder whether management, including K. Hicks, was also negotiating or at least discussing the terms of their continued employment at a time when they were negotiating the terms of the Merger Agreement, as well as fashioning the different sets of projections that were provided to Citi Global Markets, Inc. (“Citi”) for purposes of its analyses.

77.           The 14D-9 is materially misleading in that it fails to disclose any details concerning the circumstances surrounding the engagement of Citi, when the Company and Citi entered into a retention agreement, and the nature and details concerning Citi’s apparently ongoing relationship with the Company during the period leading up the process that led to the Proposed Transaction. Both the 14D-9 and the Schedule TO similarly fail to disclose any information concerning the relationship between Citi, on one hand, and Vestar and its principals, on the other, and whether Citi anticipates continued work from Health Grades, Vestar, or both. This information is material to shareholders considering whether to rely, in whole or in part, on any of the analyses conducted by the Board’s financial advisor in light of potential conflicts.

78.           The 14D-9 is materially misleading in that it fails to provide sufficient detail concerning the Board’s decision to enter into a Merger Agreement containing a termination fee in excess of 3% of the total transaction value, which is excessively high in light of the fact that the Company’s Board has decided to forego both a pre-signing market check and a post-signing go- shop period to determine whether any other potential acquirers are interested in buying the Company. This information is material to shareholders who are entitled to be informed of the Board’s efforts to maximize value on this change of control transaction, and ensure that the Board, in fact, took every effort to do so.

79.           With respect to the analysis provided by Citi, material omissions are prevalent throughout the 14D-9. For example, with respect to the Historical Stock Trading Analysis, the 14D-9 provides that “Citi reviewed the historical trading prices and volumes for the [Company’s shares] for the two and three-year periods ended July 23, 2010. The 14D-9 fails, however, to disclose the significance of meaning the “two and three-year periods.” Similarly, nowhere in the summary of the Historical Stock Trading Analysis is there a disclosure as to the results of that review, or what Citi observed with respect thereto. If the Company and its financial advisor felt that this was important enough to make a partial disclosure about it, it is incumbent upon defendants to make a complete and fair disclosure about the results of this portion of the Historical Stock Trading Analysis. Otherwise, shareholders are left with the misleading impression that the summary of the analysis is complete, when shareholders may have been knowingly precluded from considering material facts against the Proposed Transaction.

80.           The 14D-9 similarly is materially misleading concerning Citi’s Selected Precedent Transaction Analysis. With respect to that analysis, the 14D-9, for example, fails to meaningfully differentiate “firm value” (as used by Citi) from “enterprise value,” a term more commonly understood by shareholders.  Similarly, the summary of this analysis fails in any meaningful way to explain the term “straight debt” as used by Citi, or whether the term “equity value” referred to a company’s market capitalization on a fully diluted basis. Similarly, the summary of Citi’s Selected Precedent Transaction Analysis is materially misleading in that Citi considered “out-of-the-money convertibles” in connection with its analysis, but failed in any way to consider or even mention so-called “in-the-money convertibles” or preferred stock.

81.           The summary of Citi’s Selected Precedent Transaction Analysis in the 14D-9 is materially misleading for other reasons, including the failure to provide company-by-company pricing multiples or explain why neither fair value to revenue multiples or price to earnings multiples were used despite the fact that Citi considered such multiples in connection with its Selected Companies Analysis. In addition, the 14D-9 is materially misleading in that it fails to disclose the number of EBITDA multiples that were actually observed from Citi’s sample. This is material because of the likelihood that the observations were limited if some of the target entities in the selected transactions had negative EBITDA multiples. If that is the case, without such a disclosure, shareholders are left without a meaningful or complete summary of Citi’s Selected

Precedent Transaction Analysis, and are instead asked to tender their stock in reliance on an analysis that may have been skewed in favor of the Proposed Transaction.

82.           The 14D-9 omits numerous material details with respect to Citi’s Selected Companies Analysis. At first blush, shareholders have been provided with little information or certainty with respect to the sample of companies considered by Citi in that none of the actual selection (or exclusion) criteria from the comparable companies has been disclosed. As such, shareholders are unable to discern whether certain other comparable companies have been excluded and why. Perhaps even more material is the undisclosed reason as to why internet/media companies were included among the comparable companies (despite the fact that they were not considered in connection with Citi’s Selected Precedent Transaction Analysis, and despite the fact that the net effect of using the internet/media companies is simply to make the Company’s multiples better by comparison). Without this information, shareholders are again left to speculate as to the actual reliability of Citi’s Selected Companies Analysis, and whether the inclusion of these unexplained, seemingly dissimilar companies was solely for the purpose of justifying a fairness opinion in favor of the Proposed Transaction. Similarly, the 14D-9 provides no explanation as to why Citi did not calculate last twelve month EBITDA or revenue multiples in connection with this analysis, despite apparently having felt it was important to do so as part of its Selected Precedent Transaction Analysis. As such, shareholders are again left to wonder why, and whether, Citi simply cherry-picked multiples that would support a fairness opinion. In any event, this information is material, and is further necessary to render these partial disclosures full and meaningful, thereby allowing shareholders to cast a fully informed vote on the Proposed Transaction.

83.           With respect to the Discounted Cash Flow Analysis performed by Citi, the summary in 14D-9 is materially misleading in that it fails to disclose certain assumptions made by Citi, including the reasons why Citi selected terminal multiples of 10.0x to 12.0x estimated EBITDA when the peer median was 14.0x (for so called “HCIT” companies), and 12.9x for the Company itself. This omission of this information is materially misleading in that it prevents shareholders from understanding why Citi selected a seemingly lower discount range than it otherwise may have based on observed multiples from comparable companies (in addition to Health Grades), which, in turn, would have the effect of reducing the implied range of values derived from this analysis, thereby making the Proposed Transaction appear more fair to the Company’s shareholders, from a financial point of view. The 14D-9 also is materially misleading in that it leaves shareholders to guess whether the “Forecast” and “Board Forecast” considered by Citi included the information needed to objectively calculate cash flow, or whether Citi needed to make additional assumptions. If it is the latter, the 14D-9 is materially misleading in that fails to disclose those assumptions.

84.           The 14D-9 provides certain projected financial information for the Company. In doing so, the 14D-9 reveals that the Company’s management normally does not prepare long- range financial projections, instead opting to only prepare one-year forecasts in connection with Health Grades’ annual budgeting process. Despite this, management prepared a set of five-year forecasts for Vestar in connection with its due diligence review of the Company. According to the 14D-9, the nature of this “Forecast” was such that management subsequently created a second, “Board Forecast” that “more realistically reflects the challenges that Health Grades is likely to face.” Nowhere in the 14D-9, however, is there a single disclosure as to whether the Board Forecast was ever shared with Vestar, and why management felt that it was appropriate to allow Vestar to apparently rely on one set of projections in considering its offer for the Company, while relying on a second, more conservative set for purposes of valuing the Company. Similarly, the 14D-9 fails to disclose any of the issues that prompted the adjustments to the initial Forecast, or any of the detailed assumptions that were change and the reasons for the changes in each such assumption. On a more fundamental level, the 14D-9 fails to even inform shareholders as to exactly when the two sets of projections were created.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

85.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

86.           As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Health Grades’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Health Grades’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Health Grades’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Health Grades; and (0 disclose all material information in soliciting shareholder approval of the Proposed Transaction.

87.           The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

88.           As alleged herein, defendants have initiated a process to sell Health Grades that undervalues the Company and vests them with benefits that are not shared equally by Health Grades’ public shareholders - a clear effort to take advantage of the temporary depression in Health Grades’ stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Health Grades at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Health Grades’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

89.           As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

90.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of
Fiduciary Duty against Health Grades and Vestar)

91.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

92.           Defendants Health Grades and Vestar knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Health Grades provided, and Vestar obtained, sensitive non-public information concerning Health Grades’ operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

93.           As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Health Grades shares.

94.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(The Top-Up Option Is Invalid Under The DGCL)

95.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

96.           Under 8 Del. C. § 157, the board of directors is authorized to grant options to acquire stock of the corporation. Section 157(b) provides:

The terms upon which, including ... the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated ... in a resolution adopted by the board of directors and providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

97.           Under 8 Del. C. § 152, the board of directors is required to determine the form and manner in which consideration for the issuance of stock will be paid. The board may authorize the issuance of stock “for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof.” Section 152 also provides:

In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive.

98.           Under both § 157 and § 152, the Health Grades’ Board was required to determine and value the consideration Health Grades was to receive in exchange for the issuance of shares upon exercise of the Top-Up Option. The Health Grades’ Board failed to make the necessary statutory determinations as to the form and value of the consideration for the Top-Up Shares. The Merger Agreement, which is the instrument evidencing the Top-Up Option, does not set forth the terms of the consideration as required by § 157(b). Section 2.04(b) provides that the consideration for the Top-Up Shares may be paid by a promissory note, but fails to set forth the terms of such note, including when it is to be repaid, whether the note will be secured, negotiable or transferable or other material terms. Thus, the Health Grades’ Board did not determine the terms of the consideration for the Top-Up Shares. Because the terms of the note have not yet been determined, the Health Grades Board could not determine the value of that consideration.

99.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT IV

(The Top-Up Option Impairs Appraisal Rights Under 8 Del C. § 262(h))

100.         Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

101.         The Top-Up Option is invalid because it impairs appraisal rights under 8 Del. C. § 262. Under 8 Del. C. § 262(h), the determination of fair value in an appraisal proceeding must take into account “all relevant factors” and may exclude only “any element of value arising from the accomplishment or expectation of the merger” (the “Speculative Value Exclusion”). The Speculative Value Exclusion is a very narrow exception designed to eliminate use of pro-forma data and speculative projections relating to completion of the merger. Actions taken by a majority acquirer during the transient period prior to a second-step merger are known elements to be considered in an appraisal and are not within the Speculative Value Exclusion.

102.         The exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note are actions that necessarily must be completed prior to the short-form, second-step Merger. These are actual transactions occurring before the Merger, not speculative transactions that may occur after the Merger. Accordingly, these actions are not within the Speculative Value Exclusion and would affect the fair value of Health Grades on the date of the Merger. Therefore, permitting the exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note would impair the stockholders’ appraisal rights under § 262.

103.         There is an actual controversy as to whether the issuance of the Top-Up Shares for the Promissory Note will affect the stockholders’ statutory right to the fair value of their shares in an appraisal. It is important for stockholders to know whether the Top-Up Shares and Promissory Note will impact the § 262 fair value determination before they decide whether to tender their shares or seek appraisal. Accordingly, unless the Court finds the Top-Up Option is invalid, plaintiff requests a prompt declaration under 8 Del. C. § 111 (b) as to the interpretation, application and enforcement of § 262(h).

COUNT V

(The Top-Up Option Is An Invalid Sham Transaction)

104.         Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

105.         The Top-Up Option is a sham transaction for the inequitable purpose of facilitating a cash-out of minority stockholders. The Top-Up Shares are to be issued one minute for the sole purpose of making possible in the next minute a short-form merger in which those new shares will be immediately canceled. The issuance of shares for the primary purpose of freezing out minority stockholders is improper regardless of the fairness of the price. The issuance of shares under the Top-Up Option for no reason other than to assure the removal of minority stockholders and should be enjoined.

106.         The Promissory Note is also a sham because it is only a promise to pay, and there is no intention it will ever be paid. The sole purpose of the note is to allow the issuance of a huge number of shares so an immediate short-form merger can occur where after the shares and note will be canceled. Because the Promissory Note has no set terms and will never be repaid, the issuance of the Top-Up Shares is invalid because there can be no reasonable belief that the Company will actually receive consideration in exchange for the shares. The issuance of the Top-Up Shares without receipt of valid consideration is void.

107.         The Top-Up Option is merely an artifice to avoid the statutory protections 8 Del. C. § 251 and Delaware law provide for stockholders in a long-form merger, including notice, a vote, disclosure obligations and application of fiduciary duties including the entire fairness standard. Equity “will not allow sham transactions to achieve mischief.”

COUNT VI

(Breach of Fiduciary Duty of Disclosure)

108.         Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

109.         The Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

110.         The Schedule TO and 14D-9 fail to disclose material information, including material information and information necessary to prevent the statements contained therein from being misleading.

111.         Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, or whether to seek appraisal, and thus are damaged thereby.

112.         Plaintiff and the members of the Class have no adequate remedy at law. WHEREFORE, plaintiff prays for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C.            In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.            Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.             Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys’ and experts’ fees;

F.             Enjoining consummation of the Tender Offer, Top-Up Option, and the Proposed Transaction;

G.            Declaring that the Top-Up Option is invalid and may not be validly exercised under Delaware law; and

H.            Granting such other and further relief as this Court may deem just and proper.

Dated: August 17, 2010	BADER & ASSOCIATES, LLC

	By:	/s/ Gerald L. Bader, Jr.
Gerald L. Bader, Jr.
1873 S. Bellaire, #1110
Denver, Colorado 80222
Telephone: (303) 534-1700
Facsimile: (303) 691-5076
E-mail: gbader@bader-associates.com

OF COUNSEL:

HARWOOD FEFFER LLP
Robert I. Harwood
Peter W. Overs, Jr.
488 Madison Ave., 8th Fl.
New York, NY 10022
Tel.: (212) 935-7400